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                                                                    Exhibit 99.1


                 SATYAM INFOWAY CHANGES NAME TO SIFY LIMITED

Chennai, India -- January 7, 2003 -- Satyam Infoway Limited (Nasdaq: SIFY), India's premier Internet, network and eCommerce services company, announced today that it has completed the change of its name to Sify Limited.

The name change was approved by the company's stockholders at the extraordinary general meeting held on December 9, 2002. The symbol for the company's American Depositary Shares traded on the Nasdaq National Market will remain "SIFY."

ABOUT SIFY:

Sify Limited is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 53 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of September 30, 2002, a host of blue chip customers used Sify's corporate service offering. Sify's Consumer Internet Access business had, as of September 30, 2002, approximately 600,000 retail subscribers. The company's network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify Limited, visit www.sifycorp.com.

FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in the company's report on Form 6-K for the quarter ended September 30, 2002 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. David Appasamy
General Manager
Corporate Communications
Sify Limited
Phone: (+91 44) 254 0770 Extn. 2013
email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com